SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (AMENDMENT NO. 1)*

                    Alliance Capital Management Holding L.P.
                    ----------------------------------------
                                (Name of Issuer)

             Units Representing Assignments of Beneficial Ownership
                        of Limited Partnership Interests
                         (Title of Class of Securities)

                                    01855A101
                            ------------------------
                                 (CUSIP Number)

                               Gerald M. Lieberman
                                SCB Partners Inc.
                           50 Main Street, Suite 1000
                          White Plains, New York 10606
                                 (914) 682-6802

                                 With copies to:
                            Donald C. Walkovik, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000
         --------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 25, 2002
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [__].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               (Page 1 of 8 Pages)

CUSIP No.  01855A101                    13D                         Page 2 of 8
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--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                SCB Inc.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
                OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                              [_]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
--------------------------------------------------------------------------------
   NUMBER OF           7     SOLE VOTING POWER
    SHARES                      32,640,000*
 BENEFICIALLY         ----------------------------------------------------------
   OWNED BY            8     SHARED VOTING POWER
     EACH             ----------------------------------------------------------
   REPORTING           9     SOLE DISPOSITIVE POWER
  PERSON WITH                   32,640,000*
                      ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                32,640,000*
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [_]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                30.0%**
--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON
                HC, CO
--------------------------------------------------------------------------------

CUSIP No.  01855A101                    13D                         Page 3 of 8
          ----------
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                SCB Partners Inc.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
                OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                              [_]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                New York
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
   NUMBER OF                    32,640,000*
    SHARES            ----------------------------------------------------------
 BENEFICIALLY          8     SHARED VOTING POWER
   OWNED BY           ----------------------------------------------------------
     EACH              9     SOLE DISPOSITIVE POWER
   REPORTING                    32,640,000*
  PERSON WITH         ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                32,640,000*
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [_]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                30.0%**
--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON
                CO
--------------------------------------------------------------------------------

--------------------
* SCB Partners Inc. ("Partners"), a wholly-owned subsidiary of SCB Inc. ("SCB"), directly and beneficially owns 32,640,000 units of limited partnership interest of Alliance Capital Management L.P. ("Alliance Units") which are exchangeable into units representing assignments of beneficial ownership of limited partnership interests in Alliance Capital Management Holding L.P. ("Holding Units"), subject to certain conditions. Prior to such exchange, Partners, as a holder of Alliance Units, is not entitled to any rights in respect of the Holding Units into which the Alliance Units are exchangeable. Such exchange is only permissible upon the satisfaction of a number of conditions referred to in
Item 6 of the Initial Schedule 13D (as defined herein), the status of which, at this time, is not certain; accordingly, Partners and SCB disclaim any beneficial ownership of the Holding Units. If the exchange for Holding Units were completed, Partners, a wholly-owned subsidiary of SCB, would have the sole right to vote or to dispose of the Holding Units it received in such exchange.

** Partners, a wholly-owned subsidiary of SCB, directly and beneficially owns 32,640,000 Alliance Units which are exchangeable into Holding Units, subject to certain conditions. The number of Holding Units subject to exchange may be adjusted as described in Item 6 of the Initial Schedule 13D. Because the exchange ratio of Alliance Units for Holding Units is not assured until the time such exchange is consummated, it is not possible to determine with certainty at this time the number of Holding Units that Partners would be entitled to hold. Furthermore, other holders of outstanding Alliance Units also are entitled to exchange their Alliance Units into Holding Units. Were these other holders to exchange their Alliance Units at or prior to the time that Partners exchanged its Alliance Units, the percentage of Holding Units to be held by Partners would be reduced.

CUSIP No.  01855A101                    13D                         Page 4 of 8
          ----------


         SCB Inc., a Delaware corporation ("SCB"), and SCB Partners Inc., a New York corporation and wholly-owned subsidiary of SCB ("Partners" and, together with SCB, the "Reporting Persons"), hereby amend their Statement on Schedule 13D filed with respect to the units representing assignments of beneficial ownership of limited partnership interests (the "Holding Units") in Alliance Capital Management Holding L.P., a Delaware limited partnership (the "Issuer"). This Amendment No. 1 to Schedule 13D of the Reporting Persons ("Amendment No. 1") amends the Statement on Schedule 13D of the Reporting Persons filed on October 12, 2000 (the "Initial Schedule 13D"), only with respect to Appendix A thereto, which is hereby deleted and replaced in its entirety with the Appendix A attached to this Amendment No. 1, and those items listed below. Capitalized terms used herein but not defined have the meanings ascribed to them in the Initial Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 (a-c) is hereby amended by deleting and restating the second and third sentences thereof as follows:

         SCB is a Delaware corporation with its principal office and principal place of business at 50 Main Street, Suite 1000, White Plains, New York 10606.

         Partners is a New York corporation with its principal office and principal place of business at 50 Main Street, Suite 1000, White Plains, New York 10606.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended by deleting the third paragraph thereof.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended by deleting paragraphs a, b and c and replacing them in their entirety with the following:

         (a) and (b).

         At the close of business on November 25, 2002, Partners owned directly 32,640,000 units of limited partnership interest ("Alliance Units") of Alliance (as defined in the Initial Schedule 13D) which are exchangeable into Holding Units, subject to certain conditions as further described in Item 6 of the Initial Schedule 13D. Based on the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, there were 76,000,955 Holding Units outstanding (assuming that Partners exchanged its 32,640,000 Alliance Units for Holding Units, there would be 108,640,955 outstanding Holding Units as of November 25, 2002). Accordingly, Partners may be deemed to beneficially own 13.1% of the total number of the outstanding Alliance Units and would be deemed to beneficially own 30.0% of the outstanding Holding Units were Partners to exchange its 32,640,000 Alliance Units for Holding Units. However, because the exchange ratio of Acquired Units for Holding Units is not assured until the time such exchange is consummated, it is not possible to determine with certainty at this time the number of Holding Units that Partners would be entitled to hold. Furthermore, other holders of outstanding Alliance Units are also entitled to exchange their Alliance Units into Holding Units. Were these other holders to exchange their Alliance Units at or prior to the time that Partners exchanged its Alliance Units, the percentage of Holding Units held by Partners would be reduced.

CUSIP No.  01855A101                    13D                         Page 5 of 8
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         Partners, a wholly-owned subsidiary of SCB, has the sole power to vote, or direct the vote, and the sole power to dispose of, or to direct the disposition of, the Alliance Units it holds. SCB does not directly beneficially own any Alliance Units. Both Partners and SCB disclaim any beneficial ownership of Holding Units into which the 32,640,000 Alliance Units held by Partners are exchangeable because such exchange is only permissible upon the satisfaction of a number of conditions referred to in Item 6 of the Initial Schedule 13D, the status of which, at this time, is not certain. If the exchange for Holding Units were completed, Partners would have the sole right to vote or to dispose of the Holding Units it received in such exchange, and SCB would not directly beneficially own any Holding Units.

         Except as set forth herein, neither SCB nor Partners, and to the best knowledge of each of SCB and Partners, none of the persons listed in Appendix A hereto, owns any Alliance Units or any Holding Units, other than Marc O. Mayer, who has been awarded 79,108 Holding Units pursuant to the SCB Deferred Compensation Plan, 39,162 of which he may be deemed to beneficially own, and Gerald M. Lieberman, who has been awarded 2,791 Holding Units pursuant to the SCB Deferred Compensation Plan and 40,000 options to purchase Holding Units, of which he may be deemed to beneficially own 930 and 8,000, respectively.

         (c).

         On November 8, 2002, SCB and Partners delivered a notice to AXA Financial, Inc. ("AXA Financial") and Alliance exercising Partners' right to sell 8,160,000 Alliance Units (the "Exercised Units") to AXA Financial (or its designee) pursuant to the purchase agreement, dated as of June 20, 2000 (the "Purchase Agreement"), among AXA Financial, Alliance and SCB, the terms of which are further described in Item 6 of the Initial Schedule 13D. On November 20, 2002, AXA Financial notified Partners that the settlement date for the purchase of the Exercised Units would be November 25, 2002 and that, as permitted under the terms of the Purchaser Agreement, it was designating ECMC, LLC ("ECMC") as the purchaser. On November 25, 2002, the sale of the Exercised Units to ECMC pursuant to the Purchase Agreement was consummated. The purchase price of each Exercised Unit sold to ECMC was $30.601, which was determined by averaging the closing prices of a Holding Unit as quoted on the NYSE Composite Transactions Tape for the ten trading days ending on the fifth trading day following November 8, 2002.

         Except as set forth herein, during the last 60 days, no transactions in the Units were effected by SCB, Partners, or to the best knowledge of each of SCB and Partners, by any of the persons listed in Appendix A hereto.

CUSIP No.  01855A101                    13D                         Page 6 of 8
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                                   APPENDIX A
                                 TO SCHEDULE 13D

         Set forth herein please find information concerning the Executive Officers and Directors of SCB Inc. ("SCB") and SCB Partners Inc. ("Partners") (each, a "Corporation"). Such information sets forth the name of the Executive Officer or Director, his/her position at the respective Corporation and his/her present principal occupation or employment, if other than that held at the respective Corporation. Unless otherwise indicated, the principal business address of each of the Executive Officers and Directors set forth below is 1345 Avenue of the Americas, New York, New York 10105.

         Executive Officers and Directors of SCB Inc. and SCB Partners Inc.*

     Name                      Position at the Corporations               Principal Occupation/Employment
     ----                      ----------------------------               -------------------------------
Lewis A. Sanders            Chairman; Chief Executive Officer          Director; Vice Chairman, Chief
                                                                       Investment Officer; Member of the
                                                                       Executive Committee**

Roger Hertog                Director; President and Chief Operating    Director; Vice Chairman; Member of the
                            Officer                                    Executive Committee**

Andrew S. Adelson           Director; Senior Vice President            Executive Vice President; Member of
                                                                       the Executive Committee**

Kevin R. Brine              Director; Senior Vice President            Managing Director
                                                                       Brine Management LLC
                                                                       433 West 14th Street, 3rd Floor
                                                                       New York, New York 10014

Charles C. Cahn, Jr.        Director; Senior Vice President            Managing Member
                                                                       Cahn Medical Technologies, LLC
                                                                       16 Lancaster Road
                                                                       Tenafly, New Jersey 07670

Marilyn Goldstein Fedak     Director; Senior Vice President            Executive Vice President; Member of
                                                                       the Executive Committee**

Arthur W. Fried             Director                                   Executor, Estate of Zalman C. Bernstein
                                                                       1015 Park Avenue
                                                                       New York, New York 10028

Michael L. Goldstein        Director; Senior Vice President            Managing Partner
                                                                       Empirical Research Partners LLC
                                                                       477 Madison Avenue
                                                                       New York, New York 10022


* The listed individuals hold identical positions for both SCB and Partners.

** Indicated director and officer positions are with Alliance Capital Management Corporation, the general partner of each of Alliance and the Issuer; the principal business address is 1345 Avenue of the Americas, New York, New York 10105.

CUSIP No.  01855A101                    13D                         Page 7 of 8
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
Thomas S. Hexner            Director; Senior Vice President            Executive Vice President; Member of
                                                                       the Executive Committee**

Gerald M. Lieberman         Director; Senior Vice President;           Executive Vice President, Finance and
                            Treasurer                                  Operations; Member of the Executive
                                                                       Committee**

Marc O. Mayer               Director; Senior Vice President            Executive Vice President; Member of
                                                                       the Executive Committee**

Jean Margo Reid             Director; Senior Vice President;           Consultant
                            Secretary                                  100 Bleecker Street, Apt. 18D
                                                                       New York, New York 10012

Francis H. Trainer, Jr.     Director; Senior Vice President            Chief Executive Officer
                                                                       General Sullivan Group, Inc.
                                                                       Post Office Box 7509
                                                                       West Trenton, New Jersey 08628

CUSIP No.  01855A101                    13D                         Page 8 of 8
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                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in the statement is true, complete and correct.

DATED:  November 25, 2002

                                        SCB INC.


                                        By: /s/ Jean Margo Reid
                                            ------------------------------------
                                            Name:  Jean Margo Reid
                                            Title: Secretary


                                        SCB PARTNERS INC.


                                        By: /s/ Jean Margo Reid
                                            ------------------------------------
                                            Name:  Jean Margo Reid
                                            Title: Secretary